Contact

www.linkedin.com/in/
matthewoarnold (LinkedIn)
www.aldeaartisans.com
(Company)

## Top Skills

Management
Sales
Marketing

## Languages

Spanish

# Matt Arnold

Co-Founder at Nude Foods Market
Boulder, Colorado, United States

## Summary

Companies with social objectives are nothing new. Yet, with the market clamoring for more sustainable and socially-minded businesses, whole industries have had to reconsider their approach to profit generation. I consider myself to be a operations specialist and an entrepreneur, interested especially in the power of positive consumer choices leading to healthier and more sustainable lifestyles for all.

Drawn both to intriguing high- and also low-tech industries, my first independent venture was working with indigenous artisans in Guatemala. The result, my company, Aldea, continues to create employment and entrepreneurial opportunities for dozens of impoverished producer groups in developing countries.

My 2nd venture required that I bring logistics and management training to a vertically-integrated health/lifestyle company. I managed 15+ employees in a fast-paced, fast-growth environment to ensure our customers' needs were met.

I am a skilled generalist, financial modeller, and problem solver. The versatility I gained from a varied past has served to strengthen my value as a critical thinker, an account and project manager, and an all-around go-getter.

Specialties: Financial Modelling, Operations Design and Implementation, Communications, People Management, Wholesale Sales, B2B Sales, Consulting and much more.

## Experience

Nude Foods Market
Co-Founder
July 2020 - Present (4 years 9 months)
Boulder, Colorado, United States

Zero-waste grocery delivery in Boulder, we work with local farmers, small batch manufacturers and distributors to bring healthy, unpackaged products to your doorstep.

### Salad Ground Kitchens
Owner
March 2013 - Present (12 years 1 month)
Boulder, CO

Salad Ground Kitchens offers kitchen services, business support services, lease, long-term storage rental, and encouragement to small food enterprises throughout Boulder County. We provide a platform from which these food companies can launch their concept and refine their business model before graduating to a larger facility.

• Acquired the assets to a commercial kitchen and launched kitchen share program.
• Cultivated relationships with small food producers to bring occupancy near 100%
• Consulted small food businesses on compliance, accounting, and business development

### The Kitchen Coop
Accounting Director/Operations Manager
December 2013 - June 2015 (1 year 7 months)
Broomfield, CO

• Led monthly close-out, financial analysis, development of metrics and benchmarks
• Coordinated all client billing, contracts, AR/AP, multiple account reconciliation
• Mentored and consulted with food brands to increase throughput and efficiency
• Coordinated all production scheduling and planning
• Brought general enthusiasm and fun to a challenging and demanding work environment

### Fresh Thymes Eatery
Operations and Finance Consultant
April 2013 - October 2013 (7 months)
Boulder, CO

Fresh Thymes Eatery is a unique quick-service cafe and takeout marketplace catering to "ingredient-conscious" eaters from Colorado's Front Range.

We offer delicious slow-cooked foods dense in nutrients and without all the potential allergens so many of us cannot eat.

• Founding team member brought on board to carry company through launch
• Created HR department, employee handbook, hiring systems, managed payroll.
• Designed forecasting and budgeting, costing models, accounting systems
• Fostered and managed supplier relationships with ~20 distributors and independents.

### Skinny Pineapple

#### Controller and Compliance Manager

September 2012 - February 2013 (6 months)

Boulder, CO

Skinny Pineapple is the largest producer and supplier of medical marijuana in the City of Boulder, serving Colorado's registered MMJ patients. This vertically-integrated company employs over 60 people in the areas of production, processing, packaging and fulfillment, education, retail and administration.
At Skinny Pineapple, I was responsible for the oversight, accounting and reporting of all inventory movement from the time of production to the final sale to the end user. I tracked sales trends, accounted for lost or spoiled product, and created reports and visual models to share information with the rest of company leadership.

• Organized complex inventory monitoring system for vertically-integrated company doing $5MM in annual sales.
• Managed packaging and fulfillment teams consisting of 6-8 employees
• Reported weekly and monthly to CEO and CFO.

### The Growery, Inc.

#### Founder and Vice President of Operations

December 2009 - August 2012 (2 years 9 months)

Boulder, Colorado

The Growery is a 15-employee start-up and the vertically-integrated producer, wholesaler, and retailer of natural medicines for pain relief, anxiety-reduction, and appetite stimulation. Since its founding in late 2009, The Growery has been a leader in Boulder in the development of new products and delivery systems for the growing number of patients using herbal alternatives to conventional medicines.

At The Growery, I was responsible for creating and managing all operations including production, logistics and distribution, compliance assurance, company communications and training, accounting and finance.

*Led production team, designed and refined process flow alongside engineers and contractors, packaging, distribution and regulatory compliance.

*Created financial models for company leadership, led weekly and monthly budget meetings, weekly bookkeeping and monthly, quarterly and annual tax filings.

*Directed hiring and firing, led all employee meetings, wrote training manual, operations manual.

*Business development, marketing.

### Aldea

#### Founder and Operations Consultant

January 2008 - January 2012 (4 years 1 month)

Aldea is a Fair Trade import and distribution company selling fashion accessories handmade by indigenous artisans from Central America.

*Organized fragmented producer groups into cohesive production and fulfillment team.

*Managed global supply chain for production and fulfillment of artisan goods.

*Developed and executed sales/marketing strategy targeting fair trade retailers, university bookstores, NGO’s and big box retailers. 100+ clients in 2009 and on.

### LifeWorks

#### Architect of Workforce Development Program

2007 - 2007 (less than a year)

Lifeworks is a Non-profit working with the Austin's youth.

*Built program from ground up for Lifeworks clients to gain employment—12 workers.

*Established the Employer Advisory Council with 8 local businesses committed to supporting our program and hiring our graduates.

*Initiated “Job Club” at Lifeworks: a resume building and job counseling workshop.

### ADISA

Project Consultant

2006 - 2006 (less than a year)

After Hurricane Stan in 2005 destroyed the community of Panabaj in Guatemala, ADISA initiated a program that sought to stimulate the local economy by buying and selling local handicrafts made by a cooperative of 80 women who had lost their homes.  I arrived 6 months after the project began and managed the sales&marketing, accounting, and distribution of the women's handicrafts.

## Education

### Acton School of Business

Master of Business Administration (MBA), Entrepreneurship/Entrepreneurial Studies · (2007 - 2008)

### Washington and Lee University

BA, Political Science, Philosophy · (1996 - 2000)